UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 3 October 2012
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X        Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes               No X

Issued by Harmony Gold
Mining Company Limited
3 October 2012
For more details contact:
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 (0) 82 888 1242 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE:        HAR
NYSE:      HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06
Unprotected strike at Harmony’s Kusasalethu mine

Johannesburg, 3 October 2012: Harmony Gold Mining Company Limited (‘Harmony’
or ‘the Company’) advises that employees at the Company’s Kusasalethu mine near
Carletonville have embarked on an unprotected strike.

Graham Briggs, chief executive officer of Harmony commented, “We have experienced management teams in place who have good relationships and established communication channels with their respective union structures. We urge our employees to honour existing collective agreements entered into through the Chamber of Mines as well as existing bargaining structures. I encourage all employees who have embarked on this unlawful strike to act in a safe, responsible and peaceful manner, and to engage through the established lawful channels.”

ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 3, 2012
Harmony Gold Mining Company Limited
By:     /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director